Exhibit 99.98

Skeena Welcomes New Board Member

Vancouver, BC (July 27, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce the appointment of Mr. Greg Beard to the Board of Directors of the Company as an independent director, pending approval by the TSX Venture Exchange.

Mr. Beard has over 25 years of investment management experience. Most recently he was Global Head of Natural Resources, Senior Partner and Member of the Management Committee at Apollo Global Management in New York where he oversaw all investment activities in the energy, metals and mining and agriculture sectors. During his 10 years with Apollo, Mr. Beard managed over $11 billion of investments into the natural resources sector.

Previously, Mr. Beard was at Riverstone Holdings, an energy-focused private equity firm, as a founding member and managing director. He began his career as a financial analyst at Goldman Sachs, where he played an active role in principal investment activities. Mr. Beard currently serves on the board of directors of DoublePoint Energy and EP Energy. Mr. Beard received his Bachelor of Arts degree from the University of Illinois at Urbana.

Skeena’s CEO, Walter Coles Jr. commented, “As Skeena transitions from an exploration company toward development and eventually mine production, we are fortunate to have someone of Greg’s caliber join our Board. His broad business background in the natural resource sector will undoubtedly benefit the company and our shareholders as we chart our growth strategy for the months and years ahead.”

The Board of Directors has granted Mr. Beard 300,000 incentive stock options. The options will have a term of 5 years, expiring on July 27, 2025. The options shall vest over a 24-month period with one third of the options vesting immediately, one third after 12 months and one third after 24 months. Each option will allow the holder to purchase one common share in the Company at a price of C$2.92. Any shares issued on the exercise of these stock options will be subject to a four month hold period, calculated from the date of the option grant.

About Skeena

Skeena Resources Limited is a junior mining company focused on developing prospective precious metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s flagship project is the Eskay Creek gold-silver mine. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.